Exhibit 12.1

Brookdale Senior Living Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands)

	Nine Months Ended September 30, 2006	Years Ended December 31
Earnings:		2005	2004	2003	2002	2001
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(81,493)	(66,692)	(9,125)	(2,827)	19,799	9,706
Plus:
Fixed charges	123,812	110,494	100,284	36,798	20,006	16,943
Distributions from equity investees	1,355	-	3,772	1,915	-	-
Less:
Capitalized interest	(171)

Total earnings	43,503	43,802	94,931	35,886	39,805	26,649

Fixed charges:
Interest expense and amortization of debt discount/premium on all indebtedness (excluding losses recognized on early extinguishments of debt)	71,700	47,324	66,985	26,560	9,682	8,280
Capitalized interest expense	171	-	-	-	-	-
Amount of pre-tax earnings required to cover any preferred stock dividend requirements	-	-	-	-	-	-
Interest factor portion of rental expense	51,941	63,170	33,299	10,238	10,324	8,663

Total fixed charges	123,812	110,494	100,284	36,798	20,006	16,943

Ratio of earnings to fixed charges	0.4	0.4	0.9	1.0	2.0	1.6

Earnings required to cover fixed charges	80,309	66,692	5,353	912	-	-

For purposes of this computation, earnings are defined as income (loss) before income taxes and adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, amortization of capitalized interest and distributed income of equity investees, less capitalized interest. Fixed charges are defined as the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rent expense.